                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)(1)

                              Mothers Work, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   619903107
                                (Cusip Number)

                                   Lita Chow
                             c/o Episode USA, Inc.
                                1040 6th Avenue
                           New York, New York  10018
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------

                 (1) The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                 SCHEDULE 13D


CUSIP No.   619903107                                                Page    2

- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Episode USA, Inc.   Employer I.D.# 11-2750441

- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                  (b) / /

- --------------------------------------------------------------------------------
3        SEC USE ONLY

- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

               OO  See Item 3
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                        / /

- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Delaware

- --------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
  NUMBER OF               217,365 Shares
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER
  OWNED BY                0
   EACH          ---------------------------------------------------------------
  REPORTING      9     SOLE DISPOSITIVE POWER
   PERSON                 217,365 Shares
    WITH         ---------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                          0
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              217,365 Shares
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      / /


- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                   CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No.   619903107                                                Page    3

- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SC Fang & Sons (Holdings) Limited

- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                   (b) / /

- --------------------------------------------------------------------------------
3        SEC USE ONLY

- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

               OO  See Item 3
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         / /

- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Hong Kong

- --------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
  NUMBER OF               217,365 Shares
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER
  OWNED BY                0
   EACH          ---------------------------------------------------------------
  REPORTING      9     SOLE DISPOSITIVE POWER
   PERSON                 217,365 Shares
    WITH         ---------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                          0
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              217,365 Shares
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       / /


- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                   CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This statement relates to shares of Common Stock (the "Common Stock"), par value $.01 per share, of Mothers Work, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 456 North 5th Street, Philadelphia, Pennsylvania.

Item 2.           Identity and Background.

         (a) This statement is being filed by Episode USA, Inc. ("Episode"), a subsidiary of SC Fang & Sons (Holdings) Limited, a Hong Kong company ("SC Fang"), and by SC Fang. The persons listed on Schedule A and Schedule B annexed hereto are the executive officers and directors of Episode and SC Fang, respectively. Neither Episode and the persons listed in Schedule
A nor SC Fang and the persons listed in Schedule B constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

         (b) The principal business address of Episode is 1040 6th Avenue, 19th floor, New York, New York 10018. The principal business address of SC Fang is Wyler Centre, 2,200 Tai Lin Pai
Road, 7th floor, Kwai Chung, N.T., Hong Kong.  Schedule A and
Schedule B set forth the business address and present principal occupation or employment of each of the officers and directors of Episode and SC Fang, respectively.

         (c) Episode was engaged in the business of selling women's clothing under various trademarks, including Episode, Excursion and Episode Studio in retail stores operated under the name
Episode located primarily in enclosed regional shopping malls and center city retail districts throughout the United States. On
January 26, 1996, Episode filed a voluntary petition for relief with the United States Bankruptcy Court in the Southern District of New York (the "Court") under Chapter 11 of Title 11 of the
United States Code. On May 30, 1996, Episode consummated that certain Asset Purchase Agreement (the "Agreement") dated as of
April 25, 1996, as amended on May 30, 1996, by and among Episode, the Issuer and T3 Acquisition, Inc. pursuant to which Episode sold substantially all of its assets. Episode currently intends to file a Chapter 11 plan with the Court.

                  SC Fang is principally engaged in holding and owning investment securities.

         (d) During the past five years, none of Episode, SC Fang or the persons listed on Schedule A and Schedule B has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the past five years, none of Episode, SC Fang or the persons listed on Schedule A and Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Schedule A and Schedule B set forth the citizenship of each officer and director of Episode and SC Fang, respectively.

Item 3.           Source and Amount of Funds or Other Consideration.

         On May 30, 1996, Episode acquired 173,913 shares of unregistered Common Stock of the Issuer in connection with the Agreement. On July 10, 1996, pursuant to certain closing adjustments made pursuant to the Agreement, Episode was issued an additional 43,452 shares of unregistered Common Stock (together with the other 173,913 shares of Common Stock issued to Episode, the "Shares").

         Under the terms of the Agreement, Episode sold substantially all of its assets (including retail store leases, tangible leasehold assets, inventory, licenses, security deposits and intangible assets) to the Issuer in exchange for the Shares, licensing fees and cash, which, in the aggregate, are valued at approximately $11,500,000. SC Fang is deemed to beneficially own the Shares by virtue of its ownership of approximately 98% of the common stock of Episode.

         The Court approved the terms of the Agreement on May 30, 1996.

Item 4.           Purpose of Transaction.

         The Shares were acquired pursuant to the Agreement. Neither Episode, SC Fang or any of the persons listed on Schedule A and Schedule B has any plans which relate to or would result in or relate to any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) (i) As of July 10, 1996, Episode beneficially owns 217,365 shares of Common Stock, or approximately 6.1% of the Common Stock based on 3,544,822 shares of Common Stock outstanding as of such date.

                  (ii)  As of July 10, 1996, SC Fang beneficially owns

217,365 shares of Common Stock, or approximately 6.1% of the Common Stock based on 3,544,822 shares of Common Stock outstanding as of such date.

         (b) Each of Episode and SC Fang, as a result of its beneficial ownership of 98% of the common stock of Episode, has the power to vote or dispose of the Shares.

         (c)      Not applicable.

         (d) Pursuant to a Pledge and Irrevocable Proxy Security Agreement (the "Pledge Agreement"), dated May 30, 1996, by and between Episode and Marine Midland Bank ("Marine"), Episode has agreed to pledge to Marine, and grant Marine a security interest in, the Shares, in consideration of any extension of credit made to Episode by Marine. Under the terms of the Pledge Agreement, Episode has also authorized Marine (i) to receive any increase in or profits on the Shares (including, without limitation, any stock issued as a result of any stock split or dividend, any capital distributions and the like), and to hold the same as part of the collateral represented by the Shares and (ii) to receive any payment or distribution on the Shares upon redemption by, or dissolution and liquidation of, the Issuer; to surrender the Shares or any part thereof in exchange therefor; and to hold the net cash receipts from any such payment or distribution as part of the collateral represented by the Shares.

         (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         Pursuant to the terms of the Pledge Agreement, Episode has irrevocably constituted and appointed Marine as Episode's proxy with full power to vote the Shares at any meeting of Issuer's stockholders or by written consent, in such manner as Marine shall, in its sole discretion, deem appropriate, until the termination of the Pledge Agreement pursuant to the terms thereof; provided, however, that said proxy shall not be exercisable by Marine, and Episode alone shall have the foregoing powers until Marine has given to Episode written notice of Marine's election to exercise said proxy and either (i) all or any part of any indebtedness owed by Episode to Marine has been declared by Marine to be, or has become, due, pursuant to the terms of the Pledge Agreement, or (ii) demand for payment has been made respecting any indebtedness owed by Episode to Marine which is payable on demand. As of the date hereof, Marine has not given Episode written notice of its' intent to exercise its right of proxy.


Item 7.           Material to be Filed as Exhibits.

         Exhibit 1:                 Joint Filing Agreement

         Exhibit 2: Asset Purchase Agreement, dated as of April 25, 1996, as amended on May 30, 1996, by and among Episode USA, Inc., the Issuer and T3 Acquisition, Inc.

         Exhibit 3: Pledge and Irrevocable Proxy Security Agreement, dated May 30, 1996, by and between Episode USA, Inc. and Marine Midland Bank.

         Exhibit 4: Rider, dated May 30, 1996, to the Pledge and Irrevocable Proxy Security Agreement, dated May 30, 1996, by and between Episode USA, Inc. and Marine Midland Bank.

                                  SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this instrument is true, complete and correct.

Dated:  July 17, 1996



EPISODE USA, INC.                      SC FANG & SONS (HOLDINGS)
                                         LIMITED


By: /s/ Lita Chow                      By: /s/ Kenneth Fang
   --------------------                   -----------------------
    Name: Lita Chow                        Name: Kenneth Fang
    Title: President                       Title: Director

                                  SCHEDULE A

                                                                       Position with                      Present Principal
Name                                        Citizenship                Episode USA, Inc.                  Occupation
- ----                                        -----------                -----------------                  -----------------
Lita Chow                                   U.S.A.                     President                          President,
1040 6th Avenue                                                                                           Episode USA, Inc.
19th Floor
New York, NY  10018

YS Chiang                                   U.S.A.                     Secretary,                         Executive V.P.,
215 Daniel Street                                                      Treasurer                          Jeanne Pierre
Farmingdale, NY  11735                                                 and Director

Christine Fang                              Republic of                Director                           Director, Toppy
7/F., Wyler Centre II                       Ireland                                                       International Ltd.
200 Tai Lin Pai Road
Kwai Chung, N.T.
Hong Kong

Jeffrey Fang                                Republic of                Director                           Chief Executive
7/F., Wyler Centre II                       Ireland                                                       Officer, Toppy
200 Tai Lin Pai Road                                                                                      International Ltd
Kwai Chung, N.T.
Hong Kong

Kenneth Fang                                Republic of                Director                           Director, Fang
20-24 Kwai Wing Road                        Ireland                                                       Brothers Knitting
Kwai Chung, N.T.                                                                                          Ltd.
Hong Kong

                                  SCHEDULE B

                                                                       Position with
                                                                       S.C. Fang & Sons                   Present Principal
Name                                        Citizenship                (Holdings) Limited                 Occupation
- ----                                        -----------                ------------------                 -----------------
Kenneth Fang                                Republic of                Director                           Director, Fang
20-24 Kwai Wing Road                        Ireland                                                       Brothers Knitting
Kwai Chung, N.T.                                                                                          Ltd.
Hong Kong

Laurence Fang                               Republic of                Director                           Director, Doulton
6th Floor                                   Ireland                                                       Ltd.
Block C&D
Victorious Factory Bldg.
35-36 Tseuk Luk Street
Sanpokong, Kowloon
Hong Kong

Vincent Fang                                Republic of                Director                           Director,
45-51 Kwok Shui Road                        Ireland                                                       Fantastic Garments
Kwai Chung, N.T.                                                                                          Ltd.
Hong Kong

Jeffrey Fang                                Republic of                Director                           Chief Executive
7/F., Wyler Centre II                       Ireland                                                       Officer, Toppy
200 Tai Lin Pai Road                                                                                      International Ltd.
Kwai Chung, N.T.
Hong Kong